UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of September, 2022

Commission File Number: 001-37668

FERROGLOBE PLC

(Name of Registrant)

5 Fleet Place

London, EC4M7RD

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      ☐

This Form 6-K consists of the following, which appears immediately following this page:

●	Press release dated September 16, 2022 appoints Anis Barodawalla as Vice President, Investor Relations & Corporate Strategy

FERROGLOBE APPOINTS ANIS BARODAWALLA AS VICE PRESIDENT, INVESTOR RELATIONS & CORPORATE STRATEGY

LONDON, September 16, 2022 (GLOBE NEWSWIRE) -- Ferroglobe PLC (NASDAQ:GSM) (“Ferroglobe” or the “Company”), the world’s leading producer of silicon metal, and a leading silicon- and manganese-based specialty alloys producer, is pleased to announce that it has appointed Anis Barodawalla as Vice President, Investor Relations and Corporate Strategy effective today.

Mr. Barodawalla succeeds Gaurav Mehta in these responsibilities, while other roles previously held by Mr. Mehta are being reassigned to other members of the management team. Mr. Mehta informed the Company of his decision to pursue a new professional opportunity in the United States, and a formal process has been in place over the past several months to ensure a seamless transition in leadership and responsibilities.

Mr. Barodawalla brings to Ferroglobe over 20 years of experience in senior finance and strategy leadership positions across different divisions and geographies at the Dow Chemical Company. Most recently he served as Senior Finance Director for Dow’s $15 billion Packaging & Specialty Plastics division. During his time at Dow, he played a significant role in shaping and driving strategies, which entailed portfolio reviews, long term growth and sustainability initiatives, execution of acquisitions and divestitures, and realignment of product portfolios to achieve financial targets and strategic goals of the company. Mr. Barodawalla holds a PhD in Materials Chemistry and a Master of Business Administration from Michigan State University.

Marco Levi, Ferroglobe’s Chief Executive Officer, said, “With the turnaround in the Company’s performance, we are now focused on developing a new strategy to drive continued growth and competitiveness with an eye towards value creation. Anis joins us at an opportune time as we are in the midst of developing this new strategy. Building upon his past success in developing and implementing business strategies to drive growth, as well as his expertise in portfolio management to optimize the bottom line, I know Anis will make an impact immediately in many areas. I had the pleasure of working with Anis in the past and am confident that he will be an integral part of the next chapter of our exciting story, as we continue to strengthen and bolster the competitiveness of our Company and execute on value creation initiatives.”

Javier Lopez Madrid, Ferroglobe’s Executive Chairman, commented, “Gaurav has been a key member of this management team since our formation, demonstrating tremendous versatility by assuming a number of different executive management roles the past few years as the Company’s needs and focus have evolved. Most recently he played an important role in both the financing discussions with various stakeholders and operational turnaround in his capacity as Transformation Director. On behalf of the management and Board of Directors, I welcome Anis to the company and thank Gaurav for his dedication and contributions and wish him all the best in his new endeavours.”

About Ferroglobe

Ferroglobe PLC is one of the world’s leading suppliers of silicon metal, silicon- and manganese- based specialty alloys and ferroalloys, serving a customer base across the globe in dynamic and fast-growing end markets, such as solar, electronics, automotive, consumer products, construction and energy. The Company is based in London. For more information, visit http://investor.ferroglobe.com.

Forward-Looking Statements

This release contains “forward-looking statements” within the meaning of U.S. securities laws. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe Ferroglobe’s future plans, strategies and expectations. Forward-looking statements often use forward-looking terminology, including words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intends”, “likely”, “may”, “plan”, “potential”, “predicts”, “seek”, “will” and words of similar meaning or the negative thereof.

Forward-looking statements contained in this press release are based on information currently available to Ferroglobe and assumptions that management believe to be reasonable, but are inherently uncertain. As a result, Ferroglobe’s actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond Ferroglobe’s control.

Forward-looking financial information and other metrics presented herein represent Ferroglobe’s goals and are not intended as guidance or projections for the periods referenced herein or any future periods.

All information in this press release is as of the date of its release. Ferroglobe does not undertake any obligation to update publicly any of the forward-looking statements contained herein to reflect new information, events or circumstances arising after the date of this press release. You should not place undue reliance on any forward-looking statements, which are made only as of the date of this press release.

MEDIA CONTACT:

Cristina Feliu Roig

Executive Director – Communications, Branding & Public Affairs

corporate.comms@ferroglobe.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 16, 2022
FERROGLOBE PLC

by	/s/ Marco Levi
Name: Marco Levi
Title: Chief Executive Officer (Principal Executive Officer)